

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 20, 2008

Mr. David Corcoran
750 West Pender St. #604
Vancouver, British Columbia, Canada V6C 2T7

Re: **International Barrier Corp.**
               Form 10-KSB for the fiscal year ended June 30, 2006
               Form 10-Q for the quarter ended December 31, 2006
               File No. 0-20412

Dear Mr. Corcoran:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

                                Sincerely,

                                John Cash
                                Branch Chief